WESTON FINANCIAL GROUP

                                November 30, 1988


Messrs.  Douglas A. Biggar
         Joseph Robbat, Jr., and
         I. Richard Horowitz, Trustees

The Weston Financial Group Profit
Sharing Plan & Trust
45 William Street
Wellesley, MA  02181

Dear Sirs:

         It has been proposed that the Plan & Trust purchase shares of Weston Portfolios, Inc. to provide the initial "seed money" required by the Portfolios. The Portfolios have advised you that if such shares are redeemed prior to the time the organizational expenses of the fund are fully amortized, the proportionate share of such unamortized organizational expenses would be charged against the proceeds of your redemption. To avoid this result for the Plan & Trust, Weston Financial Group agrees to promptly remit to the fund the amount which would otherwise be required to be deducted from the Plan & Trust in connection with unamortized deferred charges.

         When the Portfolios' transfer agent notifies Weston Financial regarding any redemption subject to this agreement, the advisor will promptly deliver the necessary amount so that the Portfolios can deliver redemption proceeds to the Plan & Trust without reduction for any unamortized portion of the organizational expenses.

                                Yours truly,


                                /S/ JOSEPH ROBBAT, JR.
                                    Joseph Robbat, Jr.
                                    Chairman & CEO


         Wellesley Office Park, 45 William Street, Wellesley, MA 02181
                       (617) 235-7055 FAX (617) 235-1905